SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QMED, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

74791410

(CUSIP Number)

Michael J. Shef, Esq.

Troutman Sanders, LLP

405 Lexington Avenue

New York, New York 10174

212-704-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

Michael W. Cox

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3. SEC Use Only

4. Source of Funds	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	2,900,848

Shares Bene-

ficially Owned	8.	Shared Voting Power	0

By Each

Reporting	9.	Sole Dispositive Power	2,900,848

Person With

10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,900,848

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11)	15.4%

14. Type of Reporting Person (See Instructions)	IN

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

John Gargana Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3. SEC Use Only

4. Source of Funds	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	1,147,084

Shares Bene-

ficially Owned	8.	Shared Voting Power	0

By Each

Reporting	9.	Sole Dispositive Power	1,147,084

Person With

10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,147,084

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11)	6.3%

14. Type of Reporting Person (See Instructions)	IN

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

Barry Levine

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	453,234

Shares Bene-

ficially Owned	8.	Shared Voting Power	0

By Each

Reporting	9.	Sole Dispositive Power	453,234

Person With

10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

453,234

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11)	2.6%

14. Type of Reporting Person (See Instructions)	IN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of QMed, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 25 Christopher Way, Eatontown, New Jersey 07724.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c), (f). The persons filing this statement (collectively, the “Reporting Persons”) are as follows:

MICHAEL W. COX

Mr. Cox, a business consultant, is a citizen of the United States of America having an address at 3150 North Course Lane, Apt. 308, Pompano Beach, FL 33069.

JOHN GARGANA JR.

Mr. Gargana Jr., a business consultant, is a citizen of the United States of America having an address at 1430 Bristol Park Place, Heathrow, FL 32746.

BARRY LEVINE

Mr. Levine, a business consultant, is a citizen of the United States of American having an address at 19993 Boca West Drive, Boca Raton, FL 33434.

The Reporting Persons (d) have not, during the last five years, been convicted in a criminal proceeding; (e) nor have the Reporting Persons, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding such Reporting Person in violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As further discussed in Items 4 and 6 below, the Issuer received in the aggregate three hundred and seventy-five thousand ($375,000) dollars from the Reporting Persons at closing in exchange for, among other things, warrants to purchase up to 3,399,252 shares of the Issuer’s Common Stock (fifty percent of such warrants were immediately exercisable upon closing and the balance will be exercisable upon the occurrence of certain Triggering Events (as defined below)). The Reporting Persons also placed in the aggregate an additional three hundred and seventy-five thousand ($375,000) dollars in escrow to be released to the Issuer upon the occurrence of such Triggering Events.

Mr. Cox and Mr. Gargana obtained their portion of said funds from their respective personal accounts. Mr. Levine obtained his funds through a loan (the “Loan”) from Mr. Cox in the principal amount of one hundred thousand ($100,000) dollars, pursuant to that certain Agreement (the “Loan Agreement”) dated March 20, 2008 between Mr. Cox and Mr. Levine. Under the terms of the Loan Agreement, the Loan will accrue interest at the rate and from the respective dates as the notes issued to Mr. Levine by the Issuer pursuant to the Purchase Agreement (as defined below), and any proceeds received by Mr. Levine from such notes will be used to repay the Loan. To the extent that such proceeds are insufficient to repay the Loan, together with the interest accrued thereon, Mr. Levine shall have no obligation to pay any resultant shortfall. The Loan Agreement is attached hereto as Exhibit 7.1 and is incorporated herein by reference. Any descriptions of the Loan Agreement set forth in this statement do not purport to be complete and are qualified in their entirety by reference to said Exhibit.

ITEM 4.	PURPOSE OF TRANSACTION.

The Issuer entered into a Securities Purchase Agreement dated March 20, 2008 the (“Purchase Agreement”), by and among the Issuer and the Reporting Persons, in order to receive up to $750,000 in working capital through the issuance and sale to the Reporting Persons of (i) secured promissory notes in the aggregate principal amount of $750,000 and (ii) warrants to purchase up to 3,399,252 shares of the Issuer’s Common Stock.

Except as set forth in this statement or in the exhibits incorporated by reference herein, there are no plans or proposals which the Reporting Persons may have which relate to or would result in: (a) the acquisition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

MICHAEL W. COX

(a) and (b). As of March 20, 2008, the Reporting Person may be deemed to be the direct “beneficial owner” of 2,900,848 shares of Common Stock, constituting in the aggregate approximately 15.4% of the Common Stock represented by the Issuer in the Purchase Agreement to be outstanding as of March 20, 2008:

sole power to vote or to direct the vote is	2,900,848*
shared power to vote or direct the vote is	0
sole power to dispose or to direct the disposition of is	2,900,848*
shared power to dispose or to direct the disposition of is	0

Mr. Cox does not share the power to vote or direct the vote or to dispose or to direct the disposition of any shares that may be deemed to be beneficially owned by him.

*Pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”) respecting beneficial ownership, included are 1,812,934 shares which are not actually outstanding but which are issuable upon the exercise of a warrant held by Mr. Cox. Such shares are also considered outstanding for the purpose of computing the “Percent of Class” above. Not included are 1,030 shares of Common Stock held by the Mr. Cox’s spouse, with respect to which Mr. Cox has no voting or dispositive power and for which Mr. Cox disclaims beneficial ownership.

JOHN GARGANA JR.

(a) and (b). As of March 20, 2008, the Reporting Person may be deemed to be the direct “beneficial owner” of 1,147,084 shares of Common Stock, constituting in the aggregate approximately 6.3% of the shares of Common Stock represented by the Issuer in the Purchase Agreement to be outstanding as of March 20, 2008:

sole power to vote or to direct the vote is	1,147,084**
shared power to vote or direct the vote is	0
sole power to dispose or to direct the disposition of is	1,147,084**
shared power to dispose or to direct the disposition of is	0

Mr. Gargana does not share the power to vote or direct the vote or to dispose or to direct the disposition of any shares that may be deemed to be beneficially owned by him.

**Pursuant to the rules of the SEC respecting beneficial ownership, included are 1,133,084 shares which are not actually outstanding but which are issuable upon the exercise of a warrant held by Mr. Gargana. Such shares are also considered outstanding for the purpose of computing the “Percent of Class” above. Not included are 10,801 shares held for Mr. Gargana in a Rabbi Trust pursuant to the Issuer’s deferred compensation plan, with respect to which Mr. Gargana has no voting or dispositive power and for which Mr. Gargana disclaims beneficial ownership.

BARRY LEVINE

(a) and (b). As of March 20, 2008, Mr. Levine may be deemed to be the direct “beneficial owner” of 453,234 shares of Common Stock, constituting in the aggregate approximately 2.6% of the shares of Common Stock represented by the Issuer in the Purchase Agreement to be outstanding as of March 20, 2008:

sole power to vote or to direct the vote is	453,234***
shared power to vote or direct the vote is	0
sole power to dispose or to direct the disposition of is	453,234***
shared power to dispose or to direct the disposition of is	0

Mr. Levine does not share the power to vote or direct the vote or to dispose or to direct the disposition of any shares that may be deemed to be beneficially owned by him.

***Pursuant to the rules of the SEC respecting beneficial ownership, consists of 453,234 shares which are not actually outstanding but which are issuable upon the exercise of a warrant held by Mr. Levine. Such shares are also considered outstanding for the purpose of computing the “Percent of Class” above.

(c), (d) and (e). Not applicable to the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Purchase Agreement, Warrants, Escrow Agreement (each, as defined below) and transactions contemplated thereby, to the extent that they might enable to the Issuer to seek to consummate a Stock Sale Transaction or Asset Sale Transaction (each, as defined in the Warrants), relate to and may result in the taking of actions set forth in paragraphs (a), (b), (c), (d), (h), and (i) of Item 4 above, as follows:

As part of the financing, the Issuer issued and sold (i) to Mr. Cox, a note in the principal amount of $200,000 and a warrant to purchase up to 1,812,934 shares of Common Stock and Mr. Cox delivered $200,000 to the Issuer as payment for the same; (ii) to Mr. Gargana Jr., a note in the principal amount of $125,000 and a warrant to purchase up to 1,134,484 shares of Common Stock and Mr. Gargana delivered $125,000 to the Issuer as payment for the same; (iii) to Mr. Levine, a note in the principal amount of $50,000 and a warrant to purchase up to 453,234 shares of Common Stock and Mr. Levine delivered $50,000 to the Issuer as payment for the same. Fifty (50%) percent of each of the warrants were immediately exercisable. The remaining fifty (50%) percent are exercisable as described below. The warrants issued to each of the Reporting Persons are collectively referred to herein as the “Warrants” and the notes initially issued to the Reporting Persons are collectively referred to herein as the “Notes”.

Mr. Cox, Mr. Gargana Jr. and Mr. Levine placed an additional $200,000, $125,000 and $50,000, respectively, in escrow (collectively, the “Escrow Funds”) for subsequent release to the Issuer upon the occurrence of the following events (each, a “Triggering Event”), as set forth in the Escrow Agreement dated March 28, 2008, among the Issuer, the Reporting Persons and the escrow agent named therein (the “Escrow Agreement”):

1.

the Issuer, among other things, enters into discussions with a prospective bona fide purchaser with respect to a Stock Sale Transaction or Asset Sale Transaction (each, as defined in the Purchase Agreement) within 60 days of the closing of the Purchase Agreement; and

2.	the Issuer executes an agreement with respect to such Stock Sale Transaction or Asset Sale Transaction within 90 days of the closing of the Purchase Agreement.

If the first Triggering Event occurs, then $150,000 of the Escrow Funds will be automatically released to the Issuer in exchange for (a) additional notes in favor of the Reporting Persons (such additional notes, “Escrow Notes”) in the aggregate principal amount of $150,000, and (b) the ability to immediately exercise an additional 20% of their Warrants. If the second Triggering Event occurs, then $225,000 of the Escrow Funds will be automatically released to the Issuer in exchange for (a) Escrow Notes in the aggregate principal amount of $225,000, and (b) the ability to exercise an additional 30% of their Warrants. If neither Triggering Event occurs, then the Escrow Funds will be returned to the Reporting Persons unless otherwise authorized for release as described below.

Pursuant to the terms of the Escrow Agreement, the Escrow Funds may also be released to the Issuer in exchange for the Escrow Notes upon the authorization of Mr. Cox, as agent for the Reporting Persons, which authorization may be given by Mr. Cox in his sole discretion at any time (an “Authorized Release”). For purposes of the transactions described above, an Authorized Release shall have the same effect as if a Triggering Event had occurred.

In the event of an Asset Sale Transaction or Stock Sale Transaction, the Reporting Persons will also be entitled to receive, either from the Issuer or by virtue of the transaction itself, the consideration payable in connection with the transaction on the shares underlying their Warrants, or if no consideration is payable with respect to the shares in the transaction (such as in a new issuance of shares or in certain Asset Sale Transactions), the market value of the shares after giving effect to the transaction, in each case net of the exercise price of the Warrants. In addition, in the event of any such Asset Sale Transaction or Stock Sale Transaction that results in proceeds of such transaction being paid to the Issuer, such proceeds will be applied to repay, before any of the proceeds are paid for any other purpose, (a) any obligations under the Notes and Escrow Notes to the Reporting Persons and (b) the severance obligations owed to Mr. Cox as described below. If not so repaid, each of the Notes and each of the Escrow Notes will otherwise mature on the second anniversary of the date of issuance. Pursuant to the terms of the transaction, the Reporting Persons also have the right to have two observers present at the Issuer’s board meetings for so long as any obligation under any agreement entered into for purposes of the financing remains outstanding.

Repayment of the Notes and Escrow Notes issued to the Reporting Persons as described in this statement, plus any interest accrued thereon, together with up to $620,000 in severance obligations owed to Mr. Cox, is secured by substantially all assets of the Issuer other than securities and other investment property. The terms of the security are set forth in the Security Agreement dated March 20, 2008, among the Issuer, the Reporting Persons and Mr. Cox, as collateral agent for the Reporting Persons (the “Security Agreement’); and the Trademark Security Agreement (the “Trademark Security Agreement”), the Patent Security Agreement (the “Patent Security Agreement”) and the Copyright Security Agreement (the “Copyright Security Agreement”), each dated March 20, 2008, between the Issuer and Mr. Cox, as collateral agent for the Reporting Persons. As mentioned above, Mr. Cox has also agreed to forbear his right to certain severance obligations owed to him by the Issuer, until the earlier of January 15, 2009 or the closing of a Stock Sale Transaction or Asset Sale Transaction pursuant to the Forbearance Agreement dated March 20, 2008, between the Issuer and Mr. Cox (the “Forbearance Agreement”).

The Purchase Agreement, form of Notes, form of Escrow Notes, form of Warrants, Escrow Agreement, Forbearance Agreement, Security Agreement, Trademark Security Agreement, Patent Security Agreement, and Copyright Security Agreement are each filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10, respectively, with the Issuer’s Form 8-K filed with the SEC on March 26, 2008, and are hereby incorporated by reference. Any descriptions of these agreements as set forth in this statement, and any descriptions of the transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to said Exhibits.

To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth in this statement or the exhibits incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Loan Agreement dated March 20, 2008, between Mr. Cox and Mr. Levine.

7.2	Joint Filing Agreement dated April 7, 3008, among the Reporting Persons.

7.3	Purchase Agreement dated March 20, 2008, among the Issuer and the Reporting Persons. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.4	Form of Notes. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008

7.5	Form of Escrow Notes. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008

7.6	Form of Warrants. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.7	Escrow Agreement dated March 20, 2008, among the escrow agent named therein, the Issuer and the Reporting Persons. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.8	Forbearance Agreement dated March 20, 2008, between the Issuer and Mr. Cox. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.9

Security Agreement dated March 20, 2008, among the Issuer, the Reporting Persons and Mr. Cox, as collateral agent for the Reporting Persons. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.10

Trademark Security Agreement dated March 20, 2008, between the Issuer and Mr. Cox, as collateral agent for the Reporting Persons. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.11

Patent Security Agreement dated March 20, 2008, between the Issuer and Mr. Cox, as collateral agent for the Reporting Persons. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

7.12

Copyright Security Agreement dated March 20, 2008, between the Issuer and Mr. Cox, as collateral agent for the Reporting Persons. Incorporated by reference to the Issuer’s report on Form 8-K filed March 26, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

/S/ MICHAEL W. COX
Name:	MICHAEL W. COX

/S/ JOHN GARGANA JR.
Name:	JOHN GARGANA JR.

/S/ BARRY LEVINE
Name:	BARRY LEVINE

DATED: April 8, 2008